UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of the Registrant:	The Timken Company

Name of the Person(s) relying on the Exemption:	1. Relational Investors LLC
2. Relational Investors Mid-Cap Fund I, L.P.
3. Relational Investors Mid-Cap Fund II, L.P.
4. Relational Fund Partners, L.P.
5. Relational Coast Partners, L.P.
6. Relational Investors IX, L.P.
7. Relational Investors XV, L.P.
8. Relational Investors XX, L.P.
9. Relational Investors XXIII, L.P.
10. Ralph V. Whitworth
11. David H Batchelder
12. California State Teachers’ Retirement System

Address of the Person(s) Relying on the Exemption:	12400 High Bluff Drive
Suite 600
San Diego, CA 92130

100 Waterfront Place
MS 04
West Sacramento, CA 95605

Written Materials:	Relational and CalSTRS response to Timken’s misleading presentation dated April 1, 2013.

Relational and CalSTRS’ Response to Timken’s Misleading Analysis Timken’s Timken’s analysis is flawed, misguided, and intentionally misleading. This presentation represents Relational and CalSTRS’ commentary on Timken’s analysis. Selected slides from Timken’s presentation dated April 1, 2013

1 Timken’s Management Claims to Care About Long-Term Value Creation but Cherry-Picks Two Arbitrary Periods to Assert Outperformance. Additionally, Timken’s management attempts to take credit for the Company’s dramatic stock outperformance since the announcement of our proposal to separate Steel business. See next slide for the truth.

TKR’s Stock Performance During CEO’s Tenure Prior to Our Split Proposal 2 Note: 7/29/02 – 11/27/12, based on TSR with dividends reinvested. Source: Bloomberg During the CEO’s tenure Timken has dramatically underperformed its closest bearings peer, SKF, and every major specialty steel peer (Carpenter, Nucor, Steel Dynamics, and Allegheny). (57%) (56%) 37% 38% 40% 92% 162% 173% 207% 239% 280% 355% 357% (100%) (50%) 0% 50% 100% 150% 200% 250% 300% 350% 400% AK Steel JTEKT US Steel NTN NSK S&P 500 Timken Kennametal Allegheny Steel Dynamics Nucor SKF Carpenter

3 Timken’s selection of its peer group is misguided. It is unfortunate that Timken continues to argue for the use of lower quality peers to justify the Company’s steep trading discount. See next slide for further details. Japanese commodity bearings peers with 1%-5% margins vs. Timken’s 15% margin Inclusion of these peers does not change conclusion that separation creates significant upside Commoditized products and blast furnace production High quality EAF producers, specialized products

The Peer Group Timken Uses is Inappropriate

CALSTRS

Name	RI Peer Group	TKR Peer Group	Reason
Bearings			
SKF	Yes	Yes	$11B market capitalization pure-play global highly engineered bearings company. **Virtually identical growth profiles. Very similar margins and return levels. Very similar products.**
Altra	No	Yes	$700M market capitalization. Primary business is power transmission, minimal bearings exposure. Trades at a substantial premium to TKR (in-line with SKF). **Inclusion in peer group does not alleviate TKR's discount.**
Kennametal	No	Yes	Industrial tooling company. Trades at a substantial premium to TKR (in-line with SKF). **Inclusion in peer group does not alleviate TKR's discount.**
NSK	No	Yes	48% of revenues from Japan, 61% from automotive, commoditized products, 2012 EBIT margin of 5%*
NTN	No	Yes	36% of revenues from Japan, 63% from automotive, commoditized products, 2012 EBIT margin of 2%*
JTEKT	No	Yes	50% of revenues from Japan, 86% from automotive, commoditized products, 2012 EBIT margin of 1%*
			***For comparison, Timken's Bearings business derives <5% of sales from Japan and 27% from automotive and generated a 2012 EBIT margin of 15%**[1]
Steel			
Carpenter	Yes	Yes	High-quality, highly-engineered metals pure-play.
Steel Dynamics	Yes	Yes	High-quality electric arc furnace("EAF") producer. Controls nearly 10% of North American Special Bar Quality ("SBQ") capacity.
Nucor	Yes	Yes	High-quality EAF producer. Controls nearly 20% of North American SBQ capacity.
Allegheny	Yes	Yes	Diversified producer of highly value-added metals and alloys.
U.S. Steel	No	Yes	**Produces commodity steel using blast furnaces.** TKR has publicly stated that its steel business should not be compared to U.S. Steel (*see* next slide).
AK Steel	No	Yes	Commoditized products. **Predominately blast furnace production.**

NSK, NTN, JTEKT, U.S. Steel, and AK Steel are unsuitable peers for TKR. Although Altra and Kennametal are adequate peers, they are substantially less similar to TKR's Bearings business than SKF, but their inclusion does not change the outcome of our analysis.

Source: Bloomberg, Company filings, and RI assumptions.
[1]15% margin is after allocating corporate expenses to the segments

4

5 Relational’s analysis assumes that Timken Bearings trades in-line with SKF on EV/EBITDA multiples. The apparent P/E differential Timken clings to is distorted by: 1) major differences in capital structure; and 2) our conservative assumption that the Bearings business’s tax rate remains at 34% after the spin even though nearly 50% of its business is international. Once those factors are properly normalized to follow conventional calculation methodology, Timken Bearings trades in-line with SKF on P/E multiples as well as EV/EBITDA. See next slide for further support. Timken’s P/E multiple before Relational and CalSTRS’ public push to separate the businesses was 9.5x. Timken Distorts the Facts

6 Timken’s CFO Could Learn Something From Wikipedia Timken’s management is unable to grasp that under-levered companies have higher P/E multiples. The impact is particularly large in low interest rate environments. Source: Wikipedia, accessed 4/9/13, http://en.wikipedia.org/wiki/File:Effect_of_leverage_on_PER.png. Note: reformatted to standard American symbols Timken SKF Illustrative Effect of leverage on P/E ratio Hypothetical companies with identical operations and taxation Company A Company B Company C Under-levered Appropriately levered Over-levered Market Capitalisation $ 200 $ 150 $ 50 A Debt $ 0 $ 50 $ 150 Enterprise Value $ 200 $ 200 $ 200 B Interest Rate n/a 5% 11% Tax Rate 35% 35% 35% EBIT $ 20.0 $ 20.0 $ 20.0 C Interest Expense $ 0.0 ($ 2.5) ($ 16.5) Earnings Before Tax $ 20.0 $ 17.5 $ 3.5 Taxes ($ 7.0) ($ 6.1) ($ 1.2) Net Income $ 13.0 $ 11.4 $ 2.3 D P/E Multiple 15.4x 13.2x 22.0x A/D EV/EBIT Multiple 10.0x 10.0x 10.0x B/C

7 Timken Switches Metrics on the Same Page Timken pulls a switcharoo to trick investors into believing its story that Timken Steel will be too small to trade independently. Note that the chart is deceptively based on enterprise value and Timken’s arguments are based on market cap. See the next slide for a fair comparison. All of these points are false.

8 Timken Steel’s Market Cap. Will Have Critical Mass Timken Steel’s high-quality assets and its unique positioning as the only pure-play SBQ steel company in North America will make the Company highly attractive to investors. On the previous slide, Timken takes advantage of the Company’s inefficient capital structure to show that Timken Steel will have a lower enterprise value than peers. When compared on market capitalization Timken Steel is not an outlier. Timken’s 2012 Steel margins are at the top of its peer group, reflective of its strong competitive position and unique specialty exposure. We believe Timken Steel is capable of maintaining an investment grade credit rating with substantial liquidity and financial flexibility. Best-in-Class Margin TKR Steel Market Cap Comparable vs. Peers Qualitative Factors Will be Offsetting $13,682 $3,196 $3,190 $2,516 $2,389 $1,291 $413 5.8% 5.5% 6.4% 2.0% 9.7% 13.0% (1.5%) (2%) -- 2% 4% 6% 8% 10% 12% 14% $ -- $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 NUE STLD ATI X CRS TKR Steel AKS 2012 EBIT Margin Market Cap. ($ Millions) Market Cap. vs. EBIT Margin

9 Even using Timken’s dis-synergy estimates, the PV of those costs is only $2.65 per share higher than the estimates used in Relational’s analysis. That cost is insignificant compared to the $15 gain already priced into the shares based on anticipated separation and the additional $15 per share available to shareholders from the split. Supply chain benefits can easily be maintained through customary business relationships. Timken can’t even describe this $10 million of annual “lost synergies.” $21 - $28 million All of these benefits can be maintained after separation through customary business relationships. Value pricing benefits can easily be maintained through customary business relationships. When adjusted, Timken’s dis-synergy estimate of $21-28 million per year is in line with Relational’s previous assumption of $25 million. 1 1 1 Calculated as the $60-80M range given by Timken multiplied by the 35% of Timken’s estimates that Relational believes to be credible. Timken attributes no credit to customary mitigation methods.

10 30% 28% (3rd Party) Timken intentionally misleads its shareholders by including steel that is sold to third-parties and makes its way back into Timken products. These sales are already made to a third-party so it is not possible for them to be affected by a separation of Timken’s Steel and Bearings businesses. Timken continues its attempt to deceive shareholders by employing underhanded calculations to show that sales between the businesses are double the actual number! 30% Does not reduce volatility of Steel business Negligible, if Any Already significant supply of high quality steel in U.S. Since SKF divested its steel business it has not had any shortages of supply No competitive advantage given SKF purchases Timken Steel and SKF’s bearings margins are similar to TKR Does not exclude 3rd party sources Direct 1Source: stated by Timken management in our meeting on 4/2/13 1

11 The average of SOTP forecasts published in 2013 is $66. Timken dramatically overstates the costs of separating the businesses by refusing to acknowledge that most of the current “benefits” of cooperation can be maintained after a separation through customary business arrangements. $66 OUTDATED Timken intentionally uses outdated analyst estimates to artificially reduce its trading discount.

12 8 - But 9 of 12 are from Ohio and 5 of 12 current directors have had more than 40% of non-affiliated votes withheld in the last 5 years, including 3 with more than 50% withheld. - But only under duress after refusing to implement a shareholder proposal receiving the necessary majority vote and having all Board nominees subsequently receive substantial withhold votes. - The Board considers a Timken family member to be independent and allows him to sit on the audit committee. The Timken Company has paid the founder’s great-great grandson, Tim Timken, $37M since 2005 and $17M over the last two years as “Executive Chairman.” Non-affiliated shares defined as all shares not held by the Timken Family, the Timken Foundation, or the Timken Savings Plan “ ” Weak

 13 CalSTRS proposal and Relational ownership stake are publicly disclosed on Schedule 13D 13D amended to reflect increased Relational ownership Relational and CalSTRS send joint letter to Board members Significant Upside from Potential Separation Already Imbedded in Stock Price We attribute Timken’s significant outperformance since the public announcement of our proposal to shareholder anticipation of a separation of the businesses. 32% Relative Outperformance vs. Peers Source: Bloomberg. Chart is reproduced from previous filing and data is as of 2/26/13 (20%) (10%) - 10% 20% 30% 40% 2/26/2013 2/19/2013 2/11/2013 2/04/2013 1/28/2013 1/18/2013 1/11/2013 1/04/2013 12/27/2012 12/19/2012 12/12/2012 12/05/2012 11/28/2012 11/20/2012 Indexed Performance Relative to S&P Midcap 400 Steel Peers TKR SKF

Additional 29% Upside Remains from Separation

CALSTRS

Slide is reproduced from prior filing and is not updated

	2006A	2007A	2008A	2009A	2010A	2011A	2012A	2013E
Bearings Revenue	$3,648	$3,119	$3,350	$2,471	$2,802	$3,338	$3,367	$3,276
Bearings EBITDA w/ Allocated Corporate	$279	$313	$421	$337	$480	$631	$637	$664
Incremental Corporate post Spin								($17)
Post-Spin EBITDA	**$279**	**$313**	**$421**	**$337**	**$480**	**$631**	**$637**	**$647**
Steel Revenue	$1,472	$1,562	$1,852	$715	$1,360	$1,957	$1,754	$1,578
Steel EBITDA w/ Allocated Corporate	$248	$255	$288	($23)	$171	$289	$268	$197
Incremental Corporate post Spin								($8)
Post-Spin EBITDA	**$248**	**$255**	**$288**	**($23)**	**$171**	**$289**	**$268**	**$189**

EV/EBITDA Valuation

	2013 EBITDA	Pension Addback	2013 EBITDA Ex. Pension	Peer Multiple[1]	Enterprise Value	Equity Val. Per Share
Bearings	$647	$52	$700	8.5x	$5,946	$54.78
Steel	$189	$13	$202	7.3x	$1,474	$13.58
Total	$837	$65	$902	8.2x	$7,420	$68.36

Enterprise Value	$7,420
Net Debt	($107)
Pension Liability	$398
Other Post-retirement	$372
Transaction Fees	$200
Equity Value	$6,558
Share Count	95.9
Value per Share	$68.36
Current Price	$53.12
Upside	29%

The valuation discount continues to be significant when compared to soft synergies of joint research and sales.

[1] Peer multiples are pension adjusted. Steel multiple is based on Steel Dynamics, Nucor, Carpenter, and Allegheny. Bearings multiple is based on SKF.

See Appendix for Assumptions; Source: Bloomberg, Company filings, and RI Assumptions. 2013 TKR segment revenue and EBITDA are based on available analyst estimates and RI projections and aggregate to total Company consensus estimates. Incremental Corporate post Spin is pro-forma for full year expense. Pension Addback = (Expected Pension Expense – Service Cost). All numbers, except per share, are in $Millions.

14

26% potential downside ($14 per share) if Proposal does not pass and discount returns to original level Allows Management to dismiss separation longer term Vote FOR = $68 per share Vote AGAINST = $39 per share Timken Current Price = $53 per share $14 of share price out-performance since CalSTRS and Relational announced Proposal Significant investor and analyst support of Proposal 28% Potential upside ($15 increase) to a $68 share price if split occurs Provides an option for Management to seriously evaluate separation For 15 Shareholder Decision Tree Against Proposal: Item No. #6

 Relational supports the shareholder proposal submitted to Timken for the Annual Meeting by the California State Teachers’ Retirement System (“CalSTRS”), which recommends that the board of directors and management act expeditiously to engage an investment banking firm to effectuate a spin-off of Timken’s steel business into a separately traded public company. We urge you to vote FOR the CalSTRS proposal, which we expect to be presented in Timken’s proxy materials. However, neither Relational nor CalSTRS are soliciting proxies for the CalSTRS proposal; please DO NOT send us your proxy card. Return your proxy card to the proxy-voting agent using the envelope that was or will be provided to you by Timken. 16 Disclaimer